Exhibit 99.1

MaxsMaking Inc. (the Company) (NASDAQ: MAMK) Notice of extraordinary general meeting of shareholders

The Company gives notice that an extraordinary general meeting of the shareholders of the Company will be held on September 28, 2026 at 10:00 a.m. (Eastern Time) electronically (URL: www.virtualshareholdermeeting.com/MAMK2026), for the purpose of considering, and if thought fit, passing each resolution set out below as a separate resolution.

1.	RESOLUTION 1- Following the redesignation of all issued Class B shares of US$0.01 par value each in the Company as Class A shares of US$0.01 par value each in the Company on August 25, 2026, the memorandum and articles of association of the Company be amended and restated in their entirety to:

(a)	remove the Class B shares of US$0.01 par value each in the Company and all rights, provisions and references relating to them;

(b)	make all consequential amendments to the Company’s memorandum and articles of association arising from their removal; and

(c)	provide for a single authorised class of shares comprising an unlimited number of Class A shares of US$0.01 par value each,

with effect upon registration of the amended and restated memorandum and articles of association of the Company by the British Virgin Islands Registrar of Corporate Affairs.

2.	RESOLUTION 2 - The proposed continuation of the Company from the British Virgin Islands to the State of Delaware and its domestication as a corporation under the laws of the State of Delaware be and are hereby approved (including for the purposes of satisfying the condition to which the directors’ approval of the continuation is subject), and the directors be authorised to implement the continuation on such terms and at such time as they consider appropriate.

For the avoidance of doubt, this notice of extraordinary general meeting of the shareholders of the Company also serves as notice to all shareholders that the Company proposes to continue its existence as a company incorporated under the laws of Delaware for the purposes of section 184(1B)(a)(ii) of the British Virgin Islands Business Companies Act, Revised Edition 2020 (as amended).

DATED: August 26, 2026.

By order of the directors:

/s/ Xiaozhong LIN		/s/ Xuefen ZHANG
Xiaozhong LIN		Xuefen ZHANG

Date:	08/26/2026	Date:	08/26/2026

/s/ Yeeli Hua ZHENG		/s/ Jinqiu TANG
Yeeli Hua ZHENG		Jinqiu TANG

Date:	08/26/2026	Date:	08/26/2026

/s/ Wei Li
Wei Li

Date:	08/26/2026

Important notes for shareholders

1.	You may appoint a proxy to exercise your rights to attend, vote and speak at the meeting. Your proxy need not be a shareholder of the Company.

2.	A proxy form is enclosed with this notice. It contains important instructions about completing and giving it to the Company.

3.	You must ensure that your completed and signed proxy form, and any power of attorney or other authority (if any) under which it is signed, submitted in hard copy, is delivered to Room 903, Building 2, Kangjian Business Plaza, No. 1288, Zhennan Road Putuo District, Shanghai, China, 200331 (Attention to: Xiaozhong Lin). If submitted in electronic copy, this proxy form must be delivered via www.proxyvote.com before 11:59 p.m. (Eastern Time) on September 27, 2026. Proxy forms received after that time may be disregarded.

4.	In the case of joint holders, only the senior holder may vote (whether in person or by proxy) at the meeting. Seniority is determined by the order in which the names of the joint holders appear in the Company’s register of shareholders.

5.	If you are a body corporate you may (instead of appointing a proxy) appoint an individual (a representative) to act as your representative at the meeting. Your representative must be appointed by a resolution of your directors or other governing body. Your representative may exercise on your behalf all of the powers that you could exercise if you were an individual shareholder of the Company.

6.	All shareholders of the Company at the close of business on August 26, 2026 (being the record date) are entitled to receive notice of, attend and vote on the matters to be acted on at the meeting.